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                                                                       Exhibit 4


                   STANDSTILL AND SHAREHOLDER RIGHTS AGREEMENT

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                                 TABLE OF CONTENTS

                   STANDSTILL AND SHAREHOLDER RIGHTS AGREEMENT

1.  Corporate Governance........................................................    2

   1.1  Composition of the Board of Directors, etc..............................    2

   1.2  Directors' Expenses; Fees...............................................    3

   1.3  Consent Requirement.....................................................    3

   1.4  CEO and CFO.............................................................    4

   1.5  By-Laws.................................................................    5

2.  Certain Equity Matters......................................................    5

   2.1  Subscription Rights.....................................................    5

   2.2  Issuance and Delivery of New Securities.................................    6

   2.3  Limitation on Purchases of Equity Securities............................    7

   2.4  Voting Restrictions.....................................................    8

   2.5  Other Restrictions......................................................    8

   2.6  Additional Provisions...................................................    9

3.  Definitions.................................................................   10

4.  Miscellaneous...............................................................   13

   4.1  Specific Enforcement....................................................   13

   4.2  Entire Agreement........................................................   13

   4.3  Counterparts............................................................   13

   4.4  Notices.................................................................   13

   4.5  Amendments; Waivers, etc................................................   13

   4.6  Successors and Assigns..................................................   14

   4.7  Governing Law, etc......................................................   14

   4.8  No Inconsistent Agreements..............................................   15

   4.9  Termination.............................................................   15

   4.10  No Third Party Beneficiaries...........................................   15

   4.11  Affiliates of the Purchaser............................................   15

   4.12  Confidentiality........................................................   15

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This Standstill and Shareholder Rights Agreement (this "Agreement"), dated as of
April 26, 2004, is entered into by and among Fidelity Information Services, Inc., an Arkansas corporation, as purchaser (the "Purchaser") and Covansys Corporation, a Michigan corporation (the "Company").

                                R E C I T A L S:

      This Agreement is executed and delivered in connection with the following agreements and transactions:

      A. A Stock Purchase Agreement, dated as of April 26, 2004, by and between the Purchaser and the Company (the "Stock Purchase Agreement"), pursuant to which the Purchaser has agreed to purchase from the Company, and the Company has agreed to sell to the Purchaser (i) certain shares (the "Shares") of the Company's common stock (the "Common Stock") and (ii) a warrant to purchase certain shares of Common Stock at exercise prices ranging from $15.00 to $24.00 per share (the "Warrants").

      B. A Master Services Agreement dated as of April 26, 2004 by and between the Company and the Purchaser, pursuant to which the Company has agreed to provide to the Purchaser and its Affiliates outsourced information technology services as may be requested from time to time in accordance with the terms of the Master Services Agreement.

      C. A Recapitalization Agreement (the "Recapitalization Agreement"), dated as of April 26, 2004, by and between CDR-Cookie Acquisition, L.L.C., a Delaware limited liability company ("CDR") and the Company, pursuant to which CDR has agreed to exchange 200,000 shares of the Company's Series A Voting Convertible Preferred Shares and warrants to acquire 3,500,000 million shares of Common Stock at an exercise price of $25 per share and 1,800,000 million shares of Common Stock at an exercise price of $31 per share, for receipt from the Company of $180 million in cash, a promissory note in the amount of $15,000,000, 2,000,000 shares of the Company's Common Stock, and warrants to purchase an aggregate of 5,000,000 shares of Common Stock at an exercise price of $18 per share.

      D. A Registration Rights Agreement, to be entered at the date of Closing, by and among CDR, the Purchaser and the Company, conferring certain rights upon the Purchaser and CDR to have shares of the Company's securities registered under the Securities Act of 1933.

      E. A Common Stock Purchase Agreement (the "Vattikuti Stock Purchase Agreement"), dated as of April 26, 2004, by and among the Purchaser, Mr. Rajendra B. Vattikuti ("Mr. Vattikuti") and the Rajendra B. Vattikuti Trust, dated October 19, 1990, as amended and restated on February 1, 1995 (the "Trust"), pursuant to which the Purchaser has agreed to purchase from Mr. Vattikuti and the Trust, and Mr. Vattikuti and the Trust have agreed to sell to the Purchaser, an aggregate of 2,300,000 shares of Common Stock.

      F. A Shareholder's Agreement dated April 26, 2004 by and among the Purchaser, Mr. Vattikuti, and the Trust (the "Vattikuti Shareholder's Agreement").

      The parties wish to set forth certain agreements regarding respective rights and limitations applicable to the Purchaser and its Affiliates.

      NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this Agreement and in the Stock Purchase Agreement, and for other good

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and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

            1. CORPORATE GOVERNANCE

            1.1. Composition of the Board of Directors, etc.

                  (a) Initial Composition. At and immediately after the Closing, the Board shall have ten directors, divided into three classes. Frank Sanchez (as a Class I Director), William P. Foley, II (as a Class II Director) and a third director who shall qualify as Independent, to be designated prior to the Closing, (as a Class III Director) are hereby designated by the Purchaser and shall be elected by the Board to serve effective at and immediately after the Closing. Members of the Board which the Purchaser designates under any section of this Agreement are referred to as the "Purchaser Directors."

                  (b) Committee Participation. Subject to applicable Law and Nasdaq or any applicable stock exchange listing requirements, each committee of the Board (other than any committee evaluating a transaction or relationship INVOLVING THE PURCHASER or ANY OF ITS AFFILIATES) will either (i) provide a Purchaser Director with observation rights to all meetings and acts of such committee or (ii) include a Purchaser Director as a member of such Committee.

                  (c) Other Parties' Designees. The parties acknowledge that pursuant to a separate agreement between the Company and Mr. Vattikuti, two directors will be designated by Mr. Vattikuti (one of whom will be Mr. Vattikuti), and that pursuant to a separate agreement between the Company and CD&R-Cookie Acquisition, L.L.C. initially, one director will be designated by CDR-Cookie Acquisition, L.L.C. The parties further acknowledge that the four remaining directors on the Board (who will be the initial Public Directors) will be William C. Brooks, Ronald K. Machtley, John A. Stanley and Frank D. Stella.

                  (d) Purchaser's Right to Designate. Following the Closing
      Date:

                        (i) The Purchaser will be entitled to designate, for
            election to the Board, a number of Purchaser Directors (rounded down to the nearest whole number), not exceeding four, in proportion to the Purchaser's and its Affiliates' percentage ownership of the Company's Outstanding Voting Power. The Company shall use its best efforts to cause the Purchaser Directors to be elected at each shareholder meeting at which directors are elected (and if such Purchaser Directors are not elected, the Company shall take all action permitted by Law to appoint such Purchaser Directors to the Board).

                        (ii) If a vacancy exists in the office of a Purchaser
            Director, including upon the death, resignation, retirement, disqualification or removal (with or without cause) of any Purchaser Director, the Purchaser will be entitled to designate a successor who shall be appointed by the Board to fill the vacancy. In connection with the next meeting of the Company's shareholders following creation of the vacancy, the Purchaser will be entitled to designate a successor for election as director by the shareholders. The Company will use its best efforts to cause the successor to be elected.

                        (iii) Without the express written consent of the
            Purchaser, the size of the Board may not be decreased to less than 10 members and may not be increased to more than 12 members. If the size of the Board is increased to more than 10 directors, the number of

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            Purchaser Directors will be proportionately increased (rounded to the nearest whole number) to reflect the Purchaser's proportionate percentage ownership of the Company's Outstanding Voting Power.

                        (iv) Unless the Purchaser expressly agrees in writing,
            the Company shall use its best efforts to ensure that no Purchaser Director is removed without cause.

                  (e) Independence. At least one of the members initially designated by Purchaser shall be Independent. At any time, not more than two Purchaser Directors may fail to qualify as Independent.

                  (f) Cessation of Rights.

                        (i) Purchaser's rights under this Section 1.1 will
            cease:

                              (A) at any time when the Purchaser and its
                                  Affiliates do not own more than 10% of the Outstanding Voting Power; or

                              (B) following the occurrence of a Termination
                                  Event (but will resume if this Agreement is reinstated as contemplated herein).

                        (ii) Upon cessation of the Purchaser's right to
            designate Purchaser Directors pursuant to Section 1.1(f)(i)(A), the Purchaser shall use its best efforts to cause the Purchaser Directors immediately to resign.

            1.2. Directors' Expenses; Fees. The Company shall promptly reimburse the Purchaser Directors for all reasonable expenses incurred by them in connection with their attendance at meetings and any other activities undertaken in their capacity as directors. The Purchaser Directors who are not employees of the Purchaser or its Affiliates shall receive standard board fees, perquisites and option grants, in accordance with the Company's policy of paying directors, as such policy may be in effect from time to time.

            1.3. Consent Requirement.

                  (a) Following the Closing Date, neither the Company nor the Board shall cause or permit to occur any of the following events without the affirmative vote of at least a majority of the Purchaser Directors:

                        (i) any issuance of Equity Securities, other than (A)
            options to acquire Common Stock pursuant to Company stock option plans or shares of Common Stock under the Company's stock purchase plan, up to a combined aggregate limit of 10% of the Fully Diluted common stock then outstanding, (B) Common Stock pursuant to acquisitions not exceeding 10% of the Fully Diluted common stock then outstanding in a single instance or 25% of the Fully Diluted common stock then outstanding in the aggregate, (C) Common Stock issuable pursuant to the Warrants to Purchaser under the Stock Purchase Agreement or to CDR pursuant to the Recapitalization Agreement, (D) securities in connection with any stock split, stock dividend or recapitalization of the Company where such securities are issued to all stockholders of the Company on a pro rata basis,
            (E) Common Stock pursuant to public offerings not exceeding 10% of the Fully Diluted common stock then outstanding in a single instance or 25% of the Fully Diluted common stock then outstanding in the aggregate or (F) Common Stock on exercise of any of the foregoing or on exercise of options to acquire Common Stock outstanding on the date hereof (as reflected in the Stock Purchase Agreement).

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                        (ii) any purchases or other acquisitions of the stock or
            assets of another Person (whether through merger, consolidation, other business combination, lease or otherwise, and whether in one or a series of related transactions) if the fair market value of the consideration paid by the Company in all such transactions in any fiscal year of the Company would exceed $50 million;

                        (iii) any sale, lease, transfer or other disposition in
            one transaction or a series of related transactions, of subsidiaries, divisions or assets of the Company, if the fair market value of the consideration received in all such transactions in any fiscal year of the Company would exceed $25 million;

                        (iv) the entering by the Company into any new line of
            business (the parties agree and acknowledge that providing technology solutions and consulting to both the public and private sector and any form of offshore outsourcing are included in the Company's existing business);

                        (v) incurring Net Indebtedness (excluding Indebtedness
            to CDR incurred pursuant to the promissory note issued in connection with the Recapitalization Agreement) in excess at any time of the lesser of (A) $50 million or (B) two times the Company's earnings before interest, taxes, depreciation and amortization for the previous fiscal year (determined based on the Company's audited financial statements for such fiscal year);

                        (vi) making Capital Expenditures for the Company in any
            year in excess of the greater of (x) 5% of the Company's revenues for the previous fiscal year or (y) $25 million (the "Capital Expenditure Cap"); provided, that no approval under this Section 1.3(a)(vi) shall be required for Capital Expenditures of up to $5 million in excess of the Capital Expenditure Cap in any given year if such excess relates to Covansys India Private Limited; and

                        (vii) any amendment or modification of the Articles of
            Incorporation or the By-Laws of the Company that modifies, amends or is inconsistent with the terms of this Agreement.

                  (b) Section 1.3(a) will not apply:

                        (i) at any time when the Purchaser and its Affiliates do
            not own more than 10% of the Outstanding Voting Power;

                        (ii) to the approval or recommendation of a Change of
            Control Transaction and, to the extent necessary to consummate a Change of Control Transaction, to the actions enumerated in Section 1.3(a); or

                        (iii) following consummation of a Change in Control
            Transaction.

            1.4. CEO and CFO.

                  (a) Selection Criteria. In the event that the Board determines to appoint a new Chief Executive Officer or Chief Financial Officer at any time or times, the Company shall select persons for such positions who meet criteria agreed to in advance by the Board in consultation with the Purchaser.

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                  (b) Purchaser Veto.

                        (i) For bona fide, good faith reasons, communicated in
            writing in reasonable detail by the Purchaser to the Company within a reasonable time after the Company notifies the Purchaser of the identity of a proposed candidate, the Purchaser shall have the right to veto the selection of two proposed candidates for Chief Executive Officer of the Company (such candidate, a "CEO Candidate").

                        (ii) In the event the Purchaser has already vetoed two
            CEO Candidates, the Purchaser will have the right to veto a third CEO Candidate so long as the Purchaser withdraws its veto and waives its veto right with respect to both of the previously vetoed CEO Candidates, and the Company will have the right to appoint as Chief Executive Officer either of the first two CEO Candidates.

                        (iii) Notwithstanding anything in this Section 1.4 to
            the contrary,

                              (A) a simple majority of the Board may appoint an
                                  interim Chief Executive Officer to serve for a term not to exceed (unless otherwise agreed in writing by the Purchaser) 120 calendar days (the "Interim Term"); and

                              (B) a simple majority of the Board may extend the
                                  Interim Term by successive increments of 60 calendar days until a Chief Executive Officer is appointed, so long as the Company is proceeding in good faith with the process set forth in this Section 1.4.

                  (c) Section Inapplicable. This Section 1.4 shall not apply:

                        (i) at any time when the Purchaser and its Affiliates do
            not own more than 10% of the Outstanding Voting Power; or

                        (ii) following consummation of a Change in Control
            Transaction.

            1.5. Articles of Incorporation and By-Laws. Subject to any required shareholder approvals, the Company and the Purchaser shall take or cause to be taken all lawful action necessary to ensure at all times as of and following the Closing Date that the Articles of Incorporation and the Company By-Laws are not inconsistent with the provisions of this Agreement and the Stock Purchase Agreement and the transactions contemplated hereby and thereby. Effective as of the Closing (as defined in the Stock Purchase Agreement), the Company By-Laws shall be amended to the extent necessary to give full force and effect to the provisions of this Agreement to the fullest extent permitted under the Michigan Business Corporation Act.

            2. CERTAIN EQUITY MATTERS

            2.1. Subscription Rights.

                  (a) Basic Rule. If the Board authorizes the issuance of New Securities for cash, then, prior to each such issuance of New Securities, the Company shall offer to the Purchaser a Pro Rata Share of such New Securities.

                  (b) Exceptions. The Company's obligation to offer the Purchaser a Pro Rata Share under subsection 2.1(a) will not apply:

                        (i) at any time when the Purchaser and its Affiliates do
            not own more than 10% of the Outstanding Voting Power;

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                        (ii) to New Securities issued in connection with, or
            following consummation of, a Change in Control Transaction; or

                        (iii) with respect to any New Securities permitted to be
            issued without the consent of the Purchaser pursuant to Sections 1.3(a)(i)(A)-(D) and (F).

                  (c) Delivery of Notice. Any offer of New Securities made to the Purchaser under this Section 2.1 shall be made by notice in writing (the "Subscription Notice") at least 20 Business Days prior to the issuance of such New Securities. The Subscription Notice shall set forth
      (i) the number of New Securities proposed to be issued and the terms of such New Securities, (ii) the consideration (or manner of determining the consideration), if any, for which such New Securities are proposed to be issued and the terms of payment, (iii) the number of New Securities offered to the Purchaser in compliance with the provisions of this Section
      2.1 and (iv) the proposed date of issuance of such New Securities. Not later than 5 Business Days after the Purchaser is notified in writing of the price of the securities subject to a Subscription Notice, the Purchaser shall notify the Company in writing whether it elects to purchase all or any portion of the New Securities offered to the Purchaser pursuant to the Subscription Notice.

                  (d) Consummation of Sale. If the Purchaser elects to purchase any such New Securities, the New Securities which it elects to purchase will be issued and sold to the Purchaser by the Company at the same time and on the same terms and conditions as the New Securities are issued and sold to other Persons (provided that such terms and conditions will not limit or enlarge the rights and obligations of the Purchaser and its Affiliates under this Agreement).

                  (e) Lapse of Right. If, for any reason, the issuance of New Securities is not consummated, the Purchaser's right to its Pro Rata Share of such issuance shall lapse, subject to the Purchaser's ongoing subscription right with respect to issuances of New Securities at later dates or times. The Purchaser agrees that the Company may grant rights to Rajendra Vattikuti equivalent (but not superior) to those set forth in this Section 2.1.

                  (f) Subject to Standstill Equity Limit. Notwithstanding anything herein to the contrary, the Purchaser's right under this Section
      2.1 to a Pro Rata Share of issuances of New Securities is subject to the Standstill Equity Limit. The Purchaser will not be entitled to its Pro Rata Share of any issuances of New Securities if, at the time of such issuance, the Purchaser and its Affiliates beneficially own Voting Securities in excess of the Standstill Equity Limit, or if such issuance would result in the Standstill Equity Limit being exceeded after giving effect to the issuance of all New Securities proposed to be issued.

            2.2. Issuance and Delivery of New Securities. The Company represents and covenants to the Purchaser that (i) upon issuance against payment therefor, all the shares of New Securities sold to the Purchaser pursuant to this Section 2 shall be duly authorized, validly issued, fully paid and nonassessable and will be approved (if outstanding securities of the Company of the same type are at the time already approved) for listing on the Nasdaq National Market or for quotation or listing on the principal trading market for the securities of the Company at the time of issuance, (ii) upon delivery of such shares, they shall be free and clear of all Liens and shall not be subject to any preemptive right of any stockholder of the Company, (iii) in connection with any such issuance, the Company shall have taken all necessary actions such that no Takeover Statute shall be applicable to any such issuance and (iv) upon issuance all the shares of New

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      Securities shall have the voting and other rights attributable to the
      Common Stock or Preferred Stock under the Articles of Incorporation, as the case may be. Each share certificate representing New Securities issued or delivered by the Company hereunder shall bear the legend set forth in
      Section 10.10 of the Stock Purchase Agreement.

            2.3. Limitation on Purchases of Equity Securities.

                  (a) Standstill Equity Limit. During the period commencing on the date hereof, the Purchaser and its Affiliates shall not, directly or indirectly acquire, or offer or agree to acquire, Beneficial Ownership of Voting Securities in excess of 40% of the outstanding Voting Securities (the "Standstill Equity Limit").

                  (b) Exceptions. The following rules apply to the limitation contained in Section 2.3(a):

                        (i) The warrants (for up to 4,000,000 shares of Common
            Stock) issued to the Purchaser pursuant to the Stock Purchase Agreement (the "Warrants"), to the extent not exercised, will not be taken into account in computing the Purchaser's and its Affiliates' Beneficial Ownership of Voting Securities. Shares acquired on any exercise of the Warrants as well as all other Equity Securities will be taken into account.

                        (ii) The Standstill Equity Limit will not apply at any
            time when the Purchaser and its Affiliates do not beneficially own more than 10% of the outstanding Voting Securities.

                        (iii) The Purchaser and its Affiliates will not be in
            violation of the Standstill Equity Limit if (A) they hold in excess of the Standstill Equity Limit solely as a result of any transaction initiated by the Company or its Affiliates in which any Voting Securities are repurchased, redeemed or otherwise retired (a "Share Reduction Transaction") and (B) they did not acquire any additional Voting Securities (by exercise of the Warrants or the subscription rights under Sections 2.1 and 2.2 or otherwise) after the earlier of the date on which the Company delivered notice of the Share Reduction Transaction to the Purchaser or the date on which the Purchaser obtained actual knowledge that a proposed Share Reduction Transaction was probable. However, following any Share Reduction Transaction, the Purchaser and its Affiliates still may not acquire any additional Voting Securities in excess of the Standstill Equity Limit, whether by exercise of the Warrants or the subscription rights under Sections 2.1 and 2.2 or otherwise.

                        (iv) The Purchaser and its Affiliates may exercise the
            Warrants immediately prior to and in connection with the consummation of any Change in Control Transaction for the purpose of enabling the Purchaser to receive, with respect to the shares covered by the Warrants, the economic consideration payable to the Company's shareholders in the Change of Control transaction.

                        (v) The Purchaser and its Affiliates will not be deemed
            to be in violation of the Standstill Equity Limit by virtue of the voting agreements contained in the Vattikuti Shareholder's Agreement or their exercise of any proxy granted thereunder to implement those voting agreements.

                  (c) Interpretation. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 2.3 will prevent the Purchaser from acquiring any of the Shares pursuant to the terms of the Stock Purchase Agreement and the Vattikuti

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Stock Purchase Agreement (and the Purchaser and its Affiliates shall not be deemed to have breached any covenant in this Agreement solely as a result of such acquisition by the Purchaser). This Section 2.3(c), however, shall not entitle the Purchaser or its Affiliates to maintain Beneficial Ownership of other securities of the Company that would cause them to exceed the Standstill Equity Limit.

            2.4. Voting Restrictions. The Purchaser and its Affiliates agree to be bound by and to observe the following restrictions:

                  (a) First Voting Restriction. With respect to any proposal submitted to the Company's shareholders regarding the election of directors, the Purchaser and its Affiliates will vote all Purchaser Voting Securities in favor of the nominees designated by the Public Directors.

                  (b) Second Voting Restriction. With respect to any proposal to amend the Company's Articles of Incorporation or Bylaws, the Purchaser and its Affiliates will vote all Purchaser Voting Securities against any such proposal that has not been approved by a majority of the Public Directors.

                  (c) Third Voting Restriction. For all matters other than those set forth in Sections 2.4(a) and 2.4(b), the Purchaser and its Affiliates will vote all Purchaser Voting Securities as follows: (1) shares representing up to 28% of the Outstanding Voting Power may be voted in the discretion of the Purchaser and its Affiliates; and (2) shares representing in excess of 28% of the Outstanding Voting Power will be voted in the same proportion that the Public Shareholders of the Company vote their shares.

                  (d) Special Rules and Exceptions. The following special rules and exceptions apply:

                        (i) The foregoing Voting Restrictions do not apply at
            any time when the Purchaser and its Affiliates do not beneficially own more than 10% of the outstanding Voting Securities.

                        (ii) The Third Voting Restriction (Section 2.4(c)) does
            not apply following a Termination Event (but will resume if this Agreement is reinstated as contemplated herein).

                        (iii) At any time the Purchaser has the right to
            designate Purchaser Directors pursuant to Section 1.1, the Purchaser and its Affiliates may vote all Purchaser Voting Securities in their discretion with regard to the election or removal of Purchaser Directors.

                  (e) Definition. The "Public Shareholders" are defined as all of the shareholders who have the right to vote Voting Securities other than (A) the Purchaser and its Affiliates, (B) Mr. Vattikuti and his Affiliates, (C) CDR-Cookie Acquisition, L.L.C. and its Affiliates and (D) to the extent applicable, any Person conducting a "solicitation" of "proxies" to vote, as those terms are used in the Exchange Act.

            2.5. Other Restrictions. The Purchaser and its Affiliates agree to be bound by and to observe, the following further restrictions:

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                  (a) Won't Call Special Meeting. Neither the Purchaser nor its
      Affiliates will call, or support (by way of giving a proxy or written consent) any Person in seeking to call, any special meeting of the Company's shareholders.

                  (b) Won't Seek Removal. Neither the Purchaser nor its Affiliates will seek or vote to remove, or support (by way of giving a proxy or written consent) any Person (subject to its rights under Section 2.4(d)(iii)) in seeking to remove, without cause, any member or members of the Board.

                  (c) Won't Transfer. Neither the Purchaser nor its Affiliates will transfer any Equity Securities to a transferee if, after the consummation of such transfer, such transferee would beneficially own 15% or more of the outstanding Voting Securities.

                  (d) Won't Solicit or Hold Proxies. Neither the Purchaser nor its Affiliates will solicit, obtain, hold or vote the written proxies of any other shareholders of the Company (except for the proxy contemplated under the Vattikuti Shareholder's Agreement).

                  (e) Won't Enter Agreement. Neither the Purchaser nor its Affiliates will enter into any binding agreement, arrangement or understanding with any other Person jointly to take or cause such other person to take any action which would, if done by the Purchaser or its Affiliates, result in a violation of Sections 2.5(a), 2.5(b) or 2.5(d) or result in any amendment described in Section 2.4(b).

                  (f) Inapplicability. Subject to the obligations of the Purchaser and its Affiliates under Sections 2.4(a) and (b), Sections 2.5(a) through (e) do not apply (i) at any time when the Purchaser and its Affiliates do not beneficially own more than 10% of the outstanding Voting Securities or (ii) following a Termination Event (but will resume if this Agreement is reinstated as contemplated herein).

            2.6. Additional Provisions.

                  (a) No Waiver. Neither the Purchaser nor its Affiliates will publicly announce that it is seeking a waiver of any of the provisions of this Section 2.

                  (b) Acknowledgment. The Company and the Purchaser agree and acknowledge that nothing in this Agreement will prohibit or restrict:

                        (i) the Purchaser from submitting to the Board any
            non-public proposal for a Change of Control Transaction which would not reasonably be expected to require the Company to make public disclosure of such offer; or

                        (ii) the manner in which the Purchaser Directors
            participate in deliberations or discussions of the Board in compliance with their fiduciary duties.

                  (c) Further Assurances. Following the Closing, each party shall execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by another party hereto, to confirm and assure the rights and obligations provided for in this Agreement, and render effective the consummation of the transactions contemplated hereby. Once each fiscal year, at the request of Purchaser, the Chief Financial Officer and the principal legal officer of the Company will prepare and deliver to the Purchaser or its Affiliates a complete and accurate capitalization report for the Company setting forth in reasonable detail the Fully Diluted capitalization of the Company.

                  (d) Compliance. Nothing contained in this Agreement will prevent the Closing under, and as defined in, each of the Stock Purchase Agreement, the Vattikuti Stock Purchase Agreement or the Vattikuti Shareholder's Agreement (and the Purchaser and its Affiliates shall not be deemed to have breached any covenant in this Agreement solely as a result of such Closings).

            3. DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings:

            Affiliate: shall have the meaning set forth in Rule 12b-2 under the Exchange Act (as in effect on the date of this Agreement); provided, that for purposes of this Agreement only, the Company and its directors and executive officers shall not be deemed to be Affiliates of the Purchaser, Mr. Vattikuti, CD&R-Cookie Acquisition, L.L.C., or any third party conducting a proxy solicitation with respect to the Company.

            Articles of Incorporation: The Company's restated articles of incorporation, as amended from time to time.

            Beneficial Ownership: As defined in Rule 13d-3 and 13d-5 under the Exchange Act.

            Board: the Board of Directors of the Company.

            Business Day: any day on which banking institutions are open in the New York, New York, Detroit, Michigan and Jacksonville, Florida.

            Capital Expenditures: net additions to property, plant and equipment as defined by GAAP and used for purposes of the Company's Statement of Cash Flows, but excluding any such property, plant or equipment acquired by the Company which is required by the terms of a customer contract entered into in the ordinary course of business consistent with past practice.

            CDR: is defined in the recitals to this Agreement.

            Change of Control Transaction: (i) any direct or indirect acquisition or purchase by any Person of (A) a business that constitutes 50% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (B) 50% or more of any class of securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of any securities of the Company, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary whose business constitutes 50% or more of the net revenues, net income or assets of the Company and its Subsidiaries taken as a whole).

            Closing: the closing of the sale of the Shares contemplated by the Stock Purchase Agreement and the Vattikuti Purchase Agreement.

            Common Stock: is defined in the recitals to this Agreement.

            Company: is defined in the introductory paragraph to this Agreement.

            Equity Security: (i) any Common Stock or other capital stock of the Company, (ii) any securities of the Company convertible into or exchangeable for Common Stock or other capital stock of the Company, or (iii) any options, rights or warrants (or any similar securities) issued by the Company to acquire Common Stock or other capital stock of the Company.

            Exchange Act: the Securities Exchange Act of 1934, as amended.

            Fully Diluted: the calculation of the fully diluted securities of the Company for any purpose under this Agreement shall be performed under the Treasury Stock Method (which assumes that the Company will use the proceeds received from the exercise of options, warrants and other rights to acquire securities, for the purpose of repurchasing and retiring outstanding shares at the market price then prevailing), taking into account only options and other rights to acquire securities that have vested as of the date of the calculation.

            Governmental Authority: any federal, state, local or foreign court, legislative, executive or regulatory authority or agency.

            Indebtedness: of any Person at any date, (a) all indebtedness of the Person for borrowed money or for the deferred purchase price of property or services (other than trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (b) any other indebtedness of the Person which is evidenced by a note, bond, debenture or similar instrument, (c) all leases resulting in obligations of the Person that are required to be capitalized in accordance with GAAP, (d) all obligations of the Person in respect of acceptances issued or created for the account of the Person, and (e) all indebtedness or obligations of the types referred to in the preceding clauses (a) through (d) secured by any Lien on any property owned by the Person even though the Person has not assumed or otherwise become liable for the payment thereof.

            Independent: independent as determined by the Board in accordance with Nasdaq Rule 4200 (as amended from time to time), any rule replacing it or any similar applicable stock exchange rule.

            Law: all applicable provisions of all (a) constitutions, treaties, statutes, laws (including the common law), codes, rules, regulations, ordinances or orders of any Governmental Authority, (b) approvals of Governmental Authorities and (c) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any governmental authority.

            Net Indebtedness: (i) Indebtedness of the Company or any of its subsidiaries except any letters of credit or any other obligations used either to secure surety bonds or otherwise guarantee the Company's performance under customer contracts where such guarantee is a condition to entering into a customer contract, minus (ii) all cash, cash equivalents and marketable securities.

            New Security: any Equity Security issued by the Company after the Closing.

            Outstanding Voting Power: at any date, the total number of votes that would be entitled to be cast on that date in the election of directors of the Company.

            Person: any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity,

            Pro Rata Share: the fraction of an entire issuance of New Securities, the numerator of which shall be the number of shares of Common Stock owned by Purchaser and its Affiliates immediately prior to such issuance of such New Securities and the denominator of which shall be the aggregate number of shares of Common Stock outstanding immediately prior to such issuance of such New Securities.

            Public Directors: the Company's Directors other than the Purchaser Directors and directors designated by Rajendra Vattikuti and his Affiliates and CDR-Cookie Acquisition, L.L.C. and its Affiliates.

            Public Shareholders: is defined in Section 2.4(d).

            Purchaser: is defined in the introductory paragraph to this Agreement.

            Purchaser Directors: is defined in Section 1.1.

            Purchaser Voting Securities: all Voting Securities that the Purchaser or its Affiliates have the right to vote.

            Recapitalization Agreement: is defined in the recitals to this Agreement.

            Shares: is defined in the recitals to this agreement.

            Stock Purchase Agreement: is defined in the recitals to this Agreement.

            Subscription Notice: is defined in Section 2.1.

            Takeover Statute: Any "Fair price," "Moratorium," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States applicable to the Company or any of its Subsidiaries, including, without limitation, Chapter 7A and Chapter 7B of the Michigan Business Corporation Act.

            Termination Date: The date that is five years from the Closing Date.

            Termination Event: The following provisions apply:

            (a) A Termination Event shall occur on the first to occur of the following: (i) the date on which the Company publicly announces its approval or recommendation of a transaction that would constitute a Change of Control Transaction; and (ii) the date on which a third party shall have publicly commenced an unsolicited, bona fide tender or exchange offer or proxy solicitation that, if consummated, would result in a Change of Control Transaction.

            (b) Notwithstanding subsection (a) but subject to subsection (c), a Termination Event will not occur, and the rights or obligations terminated hereunder by virtue a Termination Event will be immediately reinstated (the "Reinstatement Event") and will continue until they subsequently terminate under the terms of this Agreement, if (i) in the case of clause (a)(i) above, the proposed transaction is terminated or (ii) in the case of clause (a)(ii) above, the unsolicited offer is withdrawn or terminated or the proxy solicitation is unsuccessful.

            (c) Any actions taken by the Purchaser or its Affiliates following the occurrence of a Termination Event but prior to the occurrence of a Reinstatement Event, that did not violate this Agreement at the time taken, shall not be deemed a breach or violation of this Agreement following the Reinstatement Event and shall be deemed exempted from the provisions hereof provided that the Purchaser and its Affiliates cease all actions proscribed by, and commence compliance with, this Agreement immediately upon the occurrence of a Reinstatement Event.

            Trust: is defined in the recitals to this Agreement.

            Vattikuti Shareholder's Agreement: is defined in the recitals to this Agreement.

            Vattikuti Stock Purchase Agreement: is defined in the recitals to this Agreement.

            Voting Securities: at any time shares of any class of capital stock of the Company which are then entitled to vote generally in the election of directors.

            Warrants: is defined in the recitals to this Agreement.

            4. MISCELLANEOUS.

            4.1. Specific Enforcement. The Purchaser, on the one hand, and the Company, on the other, acknowledge and agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof and thereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

            4.2. Entire Agreement. This Agreement (including the documents set forth in the Exhibits and Schedules hereto), together with the Stock Purchase Agreement and the Ancillary Agreements (as defined in the Stock Purchase Agreement), contains the entire understanding of the parties with respect to the transactions contemplated hereby.

            4.3. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

            4.4. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered in the manner specified in Section 10.6 of the Stock Purchase Agreement.

            4.5. Amendments; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. Notwithstanding anything to the contrary in this Agreement, the Purchaser agrees that any amendment, waiver or consent taken, given or made by the Company (including the Board) in respect of this Agreement or the transactions contemplated hereby shall not be effective unless such amendment, waiver or consent shall have received the prior approval of a majority of the Public Directors. The Company will provide the Purchaser with written evidence of the approval of the majority of the Public Directors in connection with its execution and delivery of any such amendment, waiver or consent in respect of this Agreement.

            4.6. Successors and Assigns. All covenants and agreements contained herein shall bind and inure to the benefit of the parties hereto and their respective permitted successors and assigns. In no event shall the rights and obligations set forth in this Agreement shall be binding on, or inure to the benefit of, any transferee of the Shares.

            4.7. Governing Law, etc.

                  (a) EXCEPT TO THE EXTENT THAT THE MICHIGAN BUSINESS CORPORATION ACT, AS AMENDED, AND CASE LAW INTERPRETING THAT ACT ARE APPLICABLE TO THE COMPANY AND THE RIGHTS OF ITS SHAREHOLDERS, THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS PRINCIPLES. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY HEREBY WAIVES AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION AND ENFORCEMENT HEREOF, OR ANY SUCH DOCUMENT OR IN RESPECT OF ANY SUCH TRANSACTION, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS. EACH PARTY HEREBY CONSENTS TO AND GRANTS ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE.

                  (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OR ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY

      MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.7(b).

            4.8. No Inconsistent Agreements. The Company will not hereafter enter into any agreement which is inconsistent with the rights granted to the Purchaser by this Agreement.

            4.9. Termination. This Agreement shall automatically terminate (i) on the date that the Stock Purchase Agreement is terminated in accordance with its terms prior to the consummation of the transactions contemplated thereby or
(ii) on the Termination Date.

            4.10.No Third Party Beneficiaries. Nothing contained in this Agreement is intended to confer upon any person or entity other than the parties hereto and their respective successors and permitted assigns, any benefit, right or remedies under or by reason of this Agreement.

            4.11.Affiliates of the Purchaser. The Purchaser hereby acknowledges that this Agreement imposes obligations and restrictions on its Affiliates. The Purchaser hereby agrees to cause its Affiliates to comply with the Sections of this Agreement that impose obligations and restrictions on its Affiliates.

            4.12.Confidentiality. Reference is made to the undated Mutual Confidentiality Agreement between the Company and Fidelity National Financial, Inc., the parent company of the Purchaser. The parties agree that the Company and the Purchaser shall be bound by the terms and conditions, and subject to the rights and obligations, thereof (but not those of the document entitled "Amendment 1 to Confidentiality Agreement" dated as of February 25, 2004) as though original mutual signatories thereto and the provisions thereof as they affect the Company and the Purchaser are incorporated by reference into this Agreement as though fully set forth herein.

      IN WITNESS WHEREOF, each of the Purchaser and the Company has caused this Standstill and Shareholder Rights Agreement to be duly executed as of the day and year first above written.

                              COVANSYS CORPORATION

                   By: /s/ Martin C. Clague
                       ----------------------------------------
                   Title: President / CEO
                         --------------------------------------

                       FIDELITY INFORMATION SERVICES, INC.

                   By:  /s/ William P. Foley, II,
                       ----------------------------------------
                              William P. Foley, II,
                      Chairman and Chief Executive Officer

         [SIGNATURE PAGE OF STANDSTILL AND SHAREHOLDER RIGHTS AGREEMENT]